Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces it will cease development of Fruta del Norte

Toronto, Ontario, June 10, 2013 – Kinross Gold Corporation (TSX:K; NYSE:KGC) announced today that the Company will not proceed with further development of the Fruta del Norte (FDN) project in Ecuador. The Company informed the Government of Ecuador of this decision, and requested its cooperation in ensuring an orderly transition that respects the interests of both parties.

After more than two years of negotiations on exploitation and investment protection agreements for the project, the Government of Ecuador and Kinross have been unable to agree on certain key economic and legal terms which balance the interests of all stakeholders. Therefore, despite pending legislative amendments to the mining and tax law regime in Ecuador, Kinross has concluded that it is not in the interests of the Company and its shareholders to invest further in developing FDN.

“We have said that we will exert strict capital discipline across our Company, that we will allocate our capital only to projects which meet our investment criteria, and that we will only enter into agreements that are in the best interests of the Company and its shareholders,” said CEO J. Paul Rollinson. “After a great deal of effort to arrive at a mutually agreeable outcome, it is unfortunate that the parties were unable to reach an agreement on FDN which would have met those criteria. That said, we respect the Government of Ecuador’s sovereign authority and its right to determine how its resources are developed,” he added.

Although Ecuadorian law permits an extension of the economic evaluation phase of the project for up to 18 months, or the suspension of the commencement of the exploitation phase, either of which would have enabled negotiations to continue beyond the current August 1, 2013 deadline, the government has indicated that it will not agree to such an extension or suspension. Any possible sale of the project is currently subject to the prior approval of the government, and the government has also indicated it will not support efforts by Kinross to solicit a potential new partner, or a buyer. As previously disclosed, when the current economic evaluation phase of the project expires on August 1, 2013, the La Zarza concession, which contains the entire FDN mineral resource, will revert to the government.1

The Company intends to focus on assisting its employees and its local stakeholders during a transition period as it reduces its level of activities in Ecuador in the coming months. “I want to acknowledge our outstanding team in Ecuador for their dedicated efforts in establishing FDN as a model for responsible mining,” Mr. Rollinson said. “I also want to thank our local stakeholders and the communities of Zamora-Chinchipe, including members of the Shuar Federation, who have partnered with us on a wide range of training, business development and community investment initiatives over the past several years as we worked together to advance this project,” he added.

Kinross’ decision to cease the development of FDN will result in a charge of approximately $720 million in the second quarter. Approximately $700 million of the charge is expected to be non-cash, reflecting the Company’s entire net carrying value of the FDN project2, and approximately $20 million represents accrued severance and closure costs.

1 See Kinross’ First Quarter Report for the quarter ended March 31, 2013, page 16; and Kinross’ Annual Information Form for the year ended December 31, 2012, page 62, “Risk Factors”.
 2  See Kinross’ First Quarter Report for the quarter ended March 31, 2013, page 16.

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 9,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz
Manager, External Communications
phone: 416-369-6469
louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

Cautionary statement on forward looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are statements with respect to possible events and circumstances including, without limitation, statements with respect to the investment of capital; development of projects; government action, regulation and relations; environmental risks and liabilities including but not limited to reclamation expenses; and title disputes and other legal claims and actions. The words “indicate”, “intend”, “potential”, or “transition” or variations of or similar such words and phrases or statements, denote that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’ or ‘‘should’’ occur or be achieved, and similar expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. The estimates and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our full-year 2012 Management’s Discussion and Analysis as well as: (1) the cessation by the Company of further investment in and development of the Fruta del Norte deposit and La Zarza mining concession (“FDN”) being consistent with Kinross’ current expectations including, without limitation, as related to the reasonable cooperation of the Government of Ecuador in ensuring an orderly transition with respect to FDN that respects the interests of both parties; continuing recognition of the Company’s other remaining mining concessions and other assets, rights, titles and interests in Ecuador; the implementation of Ecuador’s mining and investment laws (and prospective amendment to these laws) and related regulations and policies; and compliance with, and the implementation and enforcement of, the Canada-Ecuador Agreement for the Promotion and Reciprocal Protection of Investments; (2) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (3) certain price assumptions for gold and silver; (4) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (5) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (6) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and any entity in which it now or hereafter directly or indirectly holds an investment; (7) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (8) goodwill and/or asset impairment potential; and (9) access to capital markets being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: political or economic developments in Ecuador; changes in national, state and local government legislation, taxation (which for purposes hereof shall include but not be limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, royalty or any other tax or similar levy, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations in Ecuador; the safety and security of Company personnel and assets in Ecuador; employee relations; environmental and reclamation liabilities; business opportunities that may be presented to or pursued by us; our ability to successfully cease further investment in and development of FDN and, in cooperation with the Government of Ecuador, successfully complete an orderly transition with respect to FDN that is respectful the interests of both parties and does not impose on the Company (and/or any of its directors, officers or employees) any unreasonable obligations or liabilities, relating to employees, taxation (as defined above) or the environment (including, without limitation, with respect to the Company’s prior or continuing activities in Ecuador, or artisanal or illegal mining activities) or otherwise; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the subject matter of this news release, any fact, matter or circumstance arising therefrom and/or in respect of Ecuador, FDN or any other of the Company’s other properties, mining concessions and assets in Ecuador, or any of the Company’s prior or continuing activities on or in respect thereof or otherwise in Ecuador, including but not limited to any class action or other litigation commenced against the Company in Canada, Ecuador and/or the United States, under applicable securities legislation or any other laws, and/or any other litigation, claims, proceedings or actions brought against the Company (or any of its directors, officers or employees) relating to employee rights, taxation (as defined above), the environment (including, without limitation, with respect to the Company’s prior or continuing activities in Ecuador, or artisanal or illegal mining activities), or any rights, title or interest in any properties, mining concessions or other assets (including but not limited to FDN and the Company’s remaining mining concessions, property rights and related assets in Ecuador) and any of the Company’s prior or continuing activities on or in respect thereof. Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including but not limited to the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our full-year 2012 and Q1 2013 Management’s Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect the Company. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 2 Kinross announces it will cease development of Fruta del Norte	www.kinross.com

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

p. 3 Kinross announces it will cease development of Fruta del Norte	www.kinross.com